Exhibit 12.1

NATIONAL RETAIL PROPERTIES, INC. AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES

AND PREFERRED STOCK DIVIDENDS

(dollars in thousands)

	For the Quarters Ended March 31,		For the Years Ended December 31,
	2014	2013	2013	2012	2011	2010	2009
Pretax income from continuing operations before income from equity investees	$43,982	$33,286	$155,631	$117,333	$91,389	$71,249	$54,659

Add:
Fixed charges (excluding capitalized interest)	20,292	20,881	85,912	83,937	80,357	72,427	69,341
Distributed income from equity investees	—	—	—	8,239	593	578	607

Pretax earnings from operations, as adjusted	$64,274	$54,167	$241,543	$209,509	$172,339	$144,254	$124,607

Fixed Charges:
Interest on indebtedness	$19,199	$19,681	$79,175	$76,153	$70,022	$61,639	$60,094
Capitalized interest	434	219	1,369	1,540	1,213	617	1,243
Amortization of discount relating to indebtedness	303	235	3,188	4,975	6,191	6,360	6,006
Amortization of interest rate hedges	135	60	438	231	9	(165)	(159)
Amortization of deferred charges	655	905	3,111	2,578	4,135	4,593	3,400

Fixed charges	$20,726	$21,100	$87,281	$85,477	$81,570	$73,044	$70,584

Ratio of net earnings to fixed charges	3.10	2.57	2.77	2.45	2.11	1.97	1.77

Fixed charges	$20,726	$21,100	$87,281	$85,477	$81,570	$73,044	$70,584
Preferred stock dividends	8,859	4,762	27,923	17,428	6,785	6,785	6,785

Combined fixed charges and preferred stock dividends	$29,585	$25,862	$115,204	$102,905	$88,355	$79,829	$77,369

Ratio of earnings to combined fixed charges and preferred stock dividends	2.17	2.09	2.10	2.04	1.95	1.81	1.61